Exhibit 99.1

CytoMed Therapeutics Announces Novel First-In-Human Clinical Trial Collaborations with Renowned and Prestigious Hospital Partner to Advance Its Off-The-Shelf Donor-Derived Gamma Delta T Cells Allogeneic Technology to Treat Cancers in Malaysia

Singapore, (December 8, 2025) – CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or the “Company”), a Singapore-based clinical stage biopharmaceutical company focused on harnessing its proprietary technologies to develop novel affordable donor-derived cell-based immunotherapies for the treatment of a broad range of cancers, including both blood and solid tumors, today announced that it has entered into a Memorandum of Understanding with Universiti Malaya Medical Centre (“UMMC”) a teaching hospital under Universiti Malaya to establish a multi-site, first-in-human Phase I clinical trial to investigate the safety and efficacy of CytoMed’s patented allogeneic unmodified Gamma Delta (γδ) T cells (“CTM-GDT”) (without genetically modifying the cells to express any receptor) for no-option cancer patients in Malaysia.

This initiative complements CytoMed’s ongoing first-in-human Phase I chimeric antigen receptor (“CAR”) T clinical trial at National University Hospital Singapore, which uses γδ T cells engineered to express a proprietary CAR (“CTM-N2D”) designed to target a wide range of cancers, including advanced colorectal cancer, lymphoma, multiple myeloma, lung cancer, ovarian cancer, hepatocellular carcinoma.

CytoMed’s Chairman, Peter Choo, commented: “This collaboration with UMMC will pave the way for an affordable cancer immunotherapy option to patients with limited treatment alternatives and is based on the human body’s natural T cells innate ability to detect and kill cancer cells. Most immunotherapies today are autologous, meaning the cells are manufactured from the patient’s own blood. CytoMed’s technology, however, is allogeneic, meaning we manufacture a rare and specialized subset of T cells called γδ T cells from healthy donors, which is produced at high purity and do not trigger immune rejection in patients. Compared to autologous therapy, allogeneic technology is significantly more cost-effective to manufacture, offers lower, speedier and simpler logistics, making it more accessible to patients, including those from overseas.”

Unmodified γδ T cells have been demonstrated in international clinical trials to possess the potential to kill cancer cells. CytoMed is co-author of a September 2025 publication in a research article entitled “Donor-Derived Vγ9Vδ2 T Cells for Acute Myeloid Leukemia: A Promising “Off-the-Shelf” Immunotherapy Approach”. The study results arising from CytoMed’s collaborative research with The University of Texas, MD Anderson Cancer Center (“MDACC”), suggest great potential of CytoMed’s CTM-GDT for treating acute myeloid leukemia . This collaboration with MDACC is conducted under a research agreement announced in May 2023. The research article is publicly and freely accessible online.

“These exciting and encouraging findings support the rationale for further clinical study of allogeneic γδ T cells in cancer treatments. It will facilitate our endeavor to advance our unmodified γδ T cells into the clinical setting in Southeast Asia and bring novel immunotherapy options to patients with limited treatment alternatives.” added Peter Choo.

“At UMMC, our priority is to expand access to promising and scientifically robust treatment options for Malaysian patients. We are pleased to collaborate with CytoMed on this pioneering first-in-human trial, which explores the potential of donor-derived γδ T cells as an accessible immunotherapy approach for cancers with limited therapeutic options. This partnership reflects our shared commitment to advancing clinical innovation for the benefit of our community.” said Professor Dr. Lim Soo Kun, Head of Clinical Investigation Centre of UMMC.

About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. CytoMed is a clinical stage biopharmaceutical company focused on harnessing its licensed proprietary technologies, namely gamma delta T cell and iPSC-derived gamma delta Natural Killer T cell, to create novel cell-based allogeneic immunotherapies for the treatment of various human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating hematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into the treatment of solid tumors. For more information, please visit www.cytomed.sg and follow us on Twitter (“X”) @CytomedSG, on LinkedIn, and Facebook.

Forward Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Contact:

CytoMed Therapeutics Limited

enquiry@cytomed.sg

Attention : Evelyn Tan, Chief Corporate Officer